China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

July 9, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
Form 8-K January 27, 2010
Filed January 28, 2010
File No. 000-33097

Dear Mr. Rosenberg:

On June 22, 2012, China Kangtai Cactus Bio-tech, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated June 22, 2012 (the “Letter”). The Company intends to comply with the Commission’s requests as set forth in the Letter as soon as practicable.

Accordingly, the Company is currently in the process of preparing and reviewing its revised financial statements and footnotes thereto for the year ended December 31, 2010 to be included in its Annual Report on Form 10-K/A for such year and for the quarter ended September 30, 2011 to be included in its Quarterly Report on Form 10-Q/A for such quarter. The Company hereby requests an extension of the due date of the Company’s response to the Letter to July 23, 2012, by which date the Company intends to respond to the Letter and make the amended filings requested in the Letter.

Comments or questions regarding this letter may be directed to the undersigned or James Shafer of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer

cc: James Shafer
      The Crone Law Group